Report of Independent Registered Public
Accounting Firm

The Board of Directors of
BNY Mellon Investment Funds IV, Inc.:

We have examined managements assertion, included in the accompanying Management Statement Regarding
Compliance With Certain Provisions of the Investment
Company Act of 1940, that BNY Mellon Tax Managed
Growth Fund, BNY Mellon Institutional S&P 500 Stock
Index Fund, Dreyfus Unconstrained Bond Fund, BNY
Mellon Bond Market Index Fund, BNY Mellon Disciplined
Stock Fund (collectively, the October 31st Funds), General Treasury and Agency Money Market Fund (the November
30th Fund), BNY Mellon Floating Rate Income Fund, (collectively, the August 31st Fund) (collectively with the October 31st Funds and the November 30th Fund, the
Funds), each a series of BNY Mellon Investment Funds IV, Inc. complied with the requirements of subsections (b) and
(c) of Rule 17f-2 under the Investment Company Act of
1940 (the Act) as of December 31, 2018. Management is responsible for the Funds compliance with those requirements of subsections (b) and (c) of Rule 17f-2 of the Act (the specified requirements). Our responsibility is to express an opinion on managements assertion about the Funds compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with
attestation standards established by the American Institute
of Certified Public Accounts. Those standards require that
we plan and perform the examination to obtain reasonable
assurance about whether managements assertion about
compliance with the specified requirements is fairly stated, in all material respects. An examination involves
performing procedures to obtain evidence about whether
managements assertion is fairly stated in all materials
respects. The nature, timing, and extent of the procedures
selected depend on our judgement, including an assessment
of the risks of material misstatement of managements
assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to
provide a reasonable basis for our opinion.
Included among our procedures were the following tests
performed as of December 31, 2018, and with respect to
agreement of security purchases and sales, for the period
from September 30, 2018 (the date of the August 31st
Funds last examination) through December 31, 2018, for
the period from October 31, 2018 (the date of the October
31st Funds last examination) through December 31, 2018,
and for the period from November 30, 2018 (the date of the
November 30th Funds last examination) through December
31, 2018:
1.	Confirmation with the Custodian of all securities held,
hypothecated, pledged or placed in escrow or out for
transfer with brokers or pledgees, if any;
2.	Obtained the Custodian reconciliation of security positions
held by institutions in book entry form (e.g., the Federal
Reserve Bank, The Depository Trust Company and various sub-custodians) to Custodian records and verified that reconciling items were cleared in a timely manner;

3.	Reconciliation of the Funds securities per the books and
records of the Funds to those of the Custodian;
4.	Confirmation of all repurchase agreements, if any, with
broker(s)/bank(s) and/or agreement of corresponding
subsequent cash receipts to bank statements and agreement
of underlying collateral with the Custodian records, if any;
5.	Agreement of pending purchase and sale activity for the
Funds as of December 31, 2018, if any, to documentation of corresponding subsequent bank statements;


6.	Agreement of five security purchases and five security
sales or maturities, or all purchases, sales or maturities, if fewer than five occurred since the date of the last examination, from the books and records of the Funds to corresponding bank statements;

7.	Review of the BNY Mellon Asset Servicing Custody and
Securities Lending Services Service Organization Control
Report (SOC 1 Report) for the period January 1, 2018 to
December 31, 2018 and noted no relevant findings were reported in the areas of Asset Custody and Trade
Settlement.

We believe that our examination provides a reasonable
basis for our opinion. Our examination does not provide a legal determination on the Funds compliance with specified requirements.
In our opinion, managements assertion that the Funds
complied with the requirements of subsections (b) and (c)
of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2018, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and The Board of Directors of BNY Mellon Investment Funds IV, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.
      /s/ KPMG LLP
New York, New York
October 2, 2019
October 2, 2019
Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of
1940


We, as members of management of BNY Mellon Tax
Managed Growth Fund, BNY Mellon Institutional S&P
500 Stock Index Fund, Dreyfus Unconstrained Bond Fund,
BNY Mellon Bond Market Index Fund, BNY Mellon
Disciplined Stock Fund (collectively, the October 31st
Funds), General Treasury and Agency Money Market Fund
(the November 30th Fund), BNY Mellon Floating Rate
Income Fund, (collectively, the August 31st Fund)
(collectively with the October 31st Funds and the November
30th Fund, the Funds), each a series of BNY Mellon
Investment Funds IV, Inc. are responsible for complying with the requirements of subsections (b) and (c) of Rule
17f-2, Custody of Investment by Registered Management
Investment Companies of the Investment Company Act of
1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31,
2018, for the period from September 30, 2018 (the date of the August 31st Funds last examination) through December
31, 2018, for the period from October 31, 2018 (the date of the October 31st Funds last examination) through December
31, 2018, and for the period from November 30, 2018 (the date of the November 30th Funds last examination) through December 31, 2018.

Based on the evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2018, for the period from September 30,
2018 (the date of the August 31st Funds last examination) through December 31, 2018, for the period from October
31, 2018 (the date of the October 31st Funds last examination) through December 31, 2018, and for the period from November 30, 2018 (the date of the November
30th Funds last examination) through December 31, 2018 with respect to securities reflected in the investment accounts of the Funds.

BNY Mellon Investment Funds IV, Inc.

Jim Windels
Treasurer